FILING PURSUANT TO RULE 424(b)(2)
                                          REGISTRATION STATEMENT NO. 333- 136327

                           PROSPECTUS SUPPLEMENT NO. 3
                      (TO PROSPECTUS DATED AUGUST 4, 2006)

                                GERON CORPORATION

                      WARRANTS TO PURCHASE COMMON STOCK AND
                 COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS

         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

         We are amending warrants to purchase 4,125,000 shares of common stock, which are exercisable from time to time beginning December 20, 2007 until December 15, 2011 (the "Warrants"). The exercise price shall be $7.50 per share during the period from December 20, 2007 until December 15, 2009. If, on December 15, 2009, the average of the closing bid prices of the Common Stock for the five trading day period ending on December 15, 2009 is below $7.50, then the exercise price shall equal to such lower price, but shall be no less than $6.80 per share. We will receive immediate proceeds from the sale of these Warrants equal to approximately $1,951,221. We will receive maximum proceeds of approximately $30.9 million upon the full exercise of the Warrants (less our expenses relating to such exercise, which are estimated to be $15,000).

         In the event that we are acquired for consideration, consisting wholly or in part of cash, by a company whose stock does not trade on one of certain leading exchanges, the holders of these amended and restated warrants may exchange their warrants for the theoretical value of those warrants, based on a Black-Scholes valuation.

                LIMITATION ON THE USE OF OUR NET OPERATING LOSSES

We have significant amounts of net operating loss ("NOL") carry forwards (as of December 31, 2006, domestic federal NOL carry forwards of approximately $319,700,000, which will expire at various dates beginning 2007 through 2026, if not utilized). These NOLs may be used to offset future taxable income, to the extent we generate any taxable income, and thereby reduce or eliminate our future federal income taxes otherwise payable. However, the Internal Revenue Code of 1986, as amended, imposes significant limitations on the utilization of NOLs in the event of an "ownership change," as defined in Section 382 of the Code. This Section 382 limitation is an annual limitation on the amount of pre-ownership change NOLs that a corporation may use to offset its post-ownership change income. We may or may not have experienced an ownership change as a result of events in the past and/or the sale of shares of common stock and Warrants pursuant to this prospectus supplement (or a combination thereof). If so, the use of our NOLs (or a portion thereof) against our future taxable income may be subject to a limitation under Section 382.

                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

         The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and Warrants by holders holding the common stock or Warrants, as the case may be, as capital assets (generally, property held for investment), but is not a complete analysis of all the potential tax consequences relating thereto. This discussion is limited to holders who purchased the common stock and Warrants they hold as part of investment units (each, a "Unit") pursuant to prospectus supplement No. 1 to the prospectus dated August 4, 2006 contained in our registration statement no. 333-136327. In addition, this discussion assumes that neither the amendments to the terms of the Warrants nor any payments made by the holders with respect thereto will, separately or in the aggregate, cause a deemed exchange of the Warrants or, in the event that there is such a deemed exchange, that such deemed exchange would be a tax-free recapitalization for U.S. federal income tax purposes. For the purposes of this discussion, a U.S. Holder is any beneficial owner of our common stock or Warrants that is treated for U.S. federal income tax purposes as:

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     o    an individual citizen or resident of the United States;

     o a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

         If a partnership holds our common stock or Warrants, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

         This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a holder's special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, U.S. expatriates, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt organizations, and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each Non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

U.S. HOLDERS

Dividends Paid on Common Stock

         A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the common stock to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will reduce the U.S. Holder's tax basis in its common stock and, to the extent such excess distributions exceed such tax basis, will be treated as gain from a sale or exchange of such common stock. Corporate holders may be entitled to a dividends received deduction with respect to such distributions and are urged to consult their own tax advisors in this regard. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that certain holding period requirements are met.

Disposition of Common Stock

         Upon the sale or other disposition of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale and such holder's adjusted tax basis in the common stock. A U.S. Holder's tax basis in its common stock will equal that

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portion of the cost of the Unit that is allocated to the common stock (based on the relative fair market values of the common stock and the Warrant comprising the Unit at the time of issuance). Gain or loss upon the disposition of the common stock will be a long-term if, at the time of the disposition, the holding period for the common stock exceeds one year.

Tax Treatment of Warrants

         A U.S. Holder will recognize gain or loss upon the sale, redemption, lapse or other taxable disposition of a Warrant in an amount equal to the difference between the amount of cash and the fair market value of other property received (if any) by the U.S. Holder and the U.S. Holder's tax basis in the Warrant. Although the matter is not free from doubt, U.S. Holder's tax basis in a Warrant should equal that portion of the cost of the Unit that is allocated to the Warrant (based on the relative fair market values of the common stock and the Warrant comprising the Unit at the time of issuance) plus the allocable portion of the amount paid by the holder with respect to the Warrants. Such gain or loss will be capital gain or loss if the common stock to which the Warrants relate would be a capital asset in the hands of the Warrant holder and will be long-term capital gain or loss if the holding period exceeds one year.

         The cash exercise of a Warrant will not, and the cashless exercise of a Warrant should not, be a taxable event for the exercising U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. The Internal Revenue Service, or IRS, may argue, however, that the surrender of one or more Warrants in payment of the exercise price of another Warrant upon a cashless exercise results in taxable gain or loss to the exercising U.S. Holder in an amount equal to the difference between the exercise price deemed paid and such U.S. Holder's tax basis in the Warrant surrendered for payment of the exercise price. A U.S. Holder will generally have a holding period in shares of common stock acquired upon exercise of a Warrant that commences on the day after the date of exercise of the Warrant. With respect to the cashless exercise of a Warrant, it is possible that a U.S. Holder may have a holding period in shares of common stock received in exchange for the surrender of one or more Warrants which includes the holding period of the Warrants so surrendered.

         If the exercise price is nominal, it is possible that the Warrants may be deemed to have been exercised for tax purposes on the date on which they first became exercisable or possibly on the date issued, regardless of whether they are actually exercised on the date on which they are first exercisable. As a result, it is possible that the holding period of shares of common stock may be deemed to have begun on the date on which the Warrants first became exercisable or possibly on the date issued.

         An adjustment to the exercise price or conversion ratio of the Warrants, or the failure to make such adjustments, may in certain circumstances result in constructive distributions to the holders of the Warrants that could be taxable as dividends under Section 305 of the Code. In such event, a holder's tax basis in the Warrant would be increased by the amount of any such dividend.

                                NON-U.S. HOLDERS

A Non-U.S. Holder is a beneficial owner of our common stock or warrants that is not a U.S. Holder.


Dividends Paid on Common Stock

         Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock (the tax treatment of which is described below).

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         Amounts treated as dividends paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate. If a Non-U.S. Holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

         Dividends received by a Non-U.S. Holder that are effectively connected with a United States trade or business conducted by the Non-U.S. Holder are exempt from such withholding tax. In order to obtain this exemption, a Non-U.S. Holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits. In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

         A Non-U.S. Holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS.

Tax Treatment of Warrants

         An adjustment to the exercise price or conversion ratio of the warrants, or the failure to make such adjustments, may in certain circumstances result in constructive distributions to the holders of the warrants that could be taxable as dividends under Section 305 of the Code and subject to the withholding described above. In such event, we intend to withhold any applicable withholding tax from any subsequent distributions of cash or property made to a Non-U.S. holder, including any common stock issued by us upon the exercise of a warrant.

Gain on Disposition of Common Stock or Warrants

         A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or Warrants unless:

     o the gain is effectively connected with a United States trade or business of the Non-U.S. Holder or, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such Non-U.S. holder;

     o the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

     o our common stock or Warrants constitute a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

         We believe that we are not currently and do not expect to become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

         Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

         Our common stock is quoted on the Nasdaq Global Market under the symbol "GERN." On December 19, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $6.08 per share. As of December 19, 2007, we had 76,015,669 shares of common stock outstanding.

         Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 1 of the prospectus, including the specific risks set forth under the caption "Additional Factors That May Affect Future Results" and incorporated by reference from the Company's filings made with the Securities and Exchange Commission under the Securities Exchange of Act, as amended, between the date of the prospectus and the termination of the offering.

         You should rely on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The date of this prospectus supplement is December 21, 2007.

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                               TABLE OF CONTENTS

                                   PROSPECTUS

About this Prospectus                                                                             1
About Geron                                                                                       1
Risk Factors                                                                                      1
Forward-Looking Statements                                                                        2
Ratio of Earnings to Fixed Charges                                                                2
Use of Proceeds                                                                                   2
Plan of Distribution                                                                              2
Description of Debt Securities                                                                    4
Description of Common Stock                                                                      12
Description of Preferred Stock                                                                   13
Description of Warrants                                                                          15
Certain Provisions of Delaware Law and of the Company's Charter and Bylaws                       16
Legal Matters                                                                                    17
Experts                                                                                          17
Limitation on Liability and Disclosure of Commission Position on
Indemnification for Securities Act Liabilities                                                   17
Where You Can Find More Information                                                              18
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